Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

BLACKSTONE PRIVATE REAL ESTATE CREDIT FUND

This Certificate of Amendment to Certificate of Trust of Blackstone Private Real Estate Credit Fund (the “Trust”) is being duly executed and filed by the undersigned trustee to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the Trust is Blackstone Private Real Estate Credit Fund.

2. Amendment. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Blackstone Private Real Estate Credit and Income Fund.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has duly executed this Certificate of Amendment to Certificate of Trust of the Trust in accordance with Section 3811(a)(2) of the Act.

/s/ Brian Kim
Name: Brian Kim
Title: Trustee